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                                                                       Exhibit 3

                FIRST UNION REAL ESTATE AND MORTGAGE INVESTMENTS
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753
                                 (516) 822-0022








                                 April 19, 2004


Mr. Joel Pashcow
Chairman of the Board and President
Atlantic Realty Trust
747 Third Avenue
New York, New York 10017

Dear Mr. Pashcow:

         The purpose of this letter is to modify the proposal made by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union") on January 12, 2004 (a copy of which is attached) to enter into a transaction with Atlantic Realty Trust, a Maryland real estate investment trust (the "Trust"), pursuant to which the Trust would be merged with and into First Union, or a subsidiary thereof. In this regard, First Union proposes to enter into a transaction with the Trust as outlined in our January 12, 2004 letter with the following modifications:

         1. The consideration payable to holders of shares of beneficial interest in the Trust (the "Trust Shareholders") will be $19.25 per share of beneficial interest in the Trust (the "Trust Shares") based on 3,561,553 common shares of beneficial interest in the Trust (the "Trust Shares") outstanding, as compared to the $16.25 previously offered.

         2. As with the prior proposal, the consideration will be payable, at the election of the Trust Shareholder, either (i) in cash, or (ii) in exchange for First Union's Series A cumulative convertible redeemable preferred shares of beneficial interest (the "Preferred Shares"). However

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the exchange rate for the Preferred Shares will be increased to 0.8 Preferred
Shares per Trust Share to reflect the increased consideration.

         3. In the event that Trust Shareholders holding more than 1315,000 Trust Shares in the aggregate elect to receive Preferred Shares, such Trust Shareholders will receive (i) a number of Preferred Shares equal to (a) 0.8 multiplied by (b) a fraction, the numerator of which is 1,315,000 and the denominator of which is the total number of Trust Shares to be exchanged for Preferred Shares and (ii) cash equal to (x) $19.25 multiplied by (y) a fraction, the numerator of which is the number of Trust Shares to be exchanged for Preferred Shares less 1,315,000 and the denominator of which is the number of Trust Shares to be exchanged for Preferred Shares.

         4. The adjustment to the consideration for the transaction due to the post-closing cash balance would be based on $13,500,000 instead of the $17,500,000 as provided in the January 12, 2004 letter.

         5. The final documentation between the parties would be subject to higher and better offers if the Trust so desired. In such event, First Union would be entitled to a reasonable termination fee to be agreed upon by the parties.

         Except as modified above, the proposal set forth in our January 12, 2004 letter remains unmodified and our revised proposal is based on the Trust's publicly available information, is subject to our due diligence review and constitutes a framework on which we believe we could quickly structure and consummate a transaction.

         The proposal set forth herein shall remain valid until 5:00 p.m. New York time on May 7, 2004, at which time our proposal set forth herein shall automatically be withdrawn.

         Please feel free to contact either myself or Peter Braverman at (516) 822-0022 with any questions regarding the above.

                         FIRST UNION REAL ESTATE EQUITY
                            AND MORTGAGE INVESTMENTS

                            By: /s/ Michael L. Ashner
                               ----------------------
                               Michael L. Ashner
                               Chief Executive Officer

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